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              SECURITIES AND EXCHANGE COMMISSION
                    WASHINGTON, D.C. 25049
                           __________

                           FORM 11-K

            ANNUAL REPORT PURSUANT TO SECTION 15(d)
     OF THE SECURITIES EXCHANGE ACT OF 1934 (Fee Required)


          For the fiscal year ended December 31, 1995

                 Commission File Number 1-1687


              PPG INDUSTRIES EMPLOYEE SAVINGS PLAN
                   (Full title of the Plan)


                     PPG INDUSTRIES, INC.
                         One PPG Place
                Pittsburgh, Pennsylvania 15272

  (Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office)


                           SIGNATURE

The Plan.  Pursuant to the requirements of the Securities
Exchange Act of 1934, the Director, Compensation and Benefits, of
PPG Industries, Inc., Administrator of the Plan, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                             PPG Industries Employee Savings Plan
                                      (Name of the Plan)


Date    June 21, 1996                /s/ K.A. Rowles
                             K.A. Rowles, Director, Compensation
                             and Benefits, of PPG Industries,
                             Inc. and Administrator of the Pla

The financial statements and schedules for the PPG Industries
Employee Savings Plan are filed under cover of Form SE.